BEMA GOLD CORPORATION

News Release
High Grade Drill Results from the Kupol Property, Russia

August 13, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema”) announces further high grade drill results from the Kupol Property in Chukotka, Far East Russia. A total of 116 holes totaling 15,100 metres, have been drilled on the property to date. Over 90% of the drill holes have intersected the mineralized epithermal vein system, which now extends over 2.8 kilometres of strike length and to a depth of at least 250 metres. The system remains open along strike to the north and south, and to depth. Please refer to www.bema.com for a drill hole location map and a long section of the Kupol property.

Assay results have been received for the first 56 holes (16 of which were previously released) which have been drilled along 2100 metres of strike length and to varying depths with the deepest holes being approximately 250 metres. Some of the highlights from the new holes are: hole 47 which intersected 16.80 metres averaging 43.40 grams per tonne (g/t) gold and 330.60 g/t silver; hole 49 which intersected 24.50 metres averaging 41.68 g/t gold and 499.18 g/t silver; and hole 56 which intersected 13.35 metres averaging 45.92 g/t gold and 281.86 g/t silver in the zone. Drilling to date on the Kupol epithermal system has identified 4 continuous zones; the Big Bend Zone, the Central Zone, the North Zone and the South Zone.

Detailed assay results from all 56 holes are summarized by zone below. Drill hole locations, a summary of Bema’s lab procedures and QAQC (Quality Assurance Quality Control) are on the last page.

The Big Bend Zone is located at a flexure in the main structure and hosts the most significant intersections to date. The zone is a single wide ore shoot which extends over 500 metres of strike length and to a depth of at least 250 meters. Further drilling this year on the Big Bend Zone will consist of 100 by 100 metre spacing some 50 by 50 metre infill and further drilling to depth. Below are assay results from all holes drilled on the Big Bend Zone to date.

BB HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03-01 *	6.20	15.70	9.50	24.13	186.94
Includes	7.50	11.35	3.85	50.98	406.04
KP03-03 *	152.00	167.10	15.10	14.95	181.21
Includes	158.60	163.75	5.15	27.05	343.44
KP03-04 *	148.30	178.20	29.90	27.97	220.90
Includes	162.60	175.70	13.10	56.99	445.24
KP03-05 *	173.55	186.00	12.45	20.85	318.99
Includes	176.90	183.20	6.30	35.05	595.69
KP03-06 *	230.60	243.45	12.85	36.43	370.67
Includes	238.00	241.00	3.00	87.69	709.53
KP03-07 *	14.90	30.40	15.50	43.76	441.18
Includes	21.30	27.40	6.10	61.17	496.80
KP03-08*	308.4	313.0	4.60	14.07	111.37
KP03-09 *	102.50	120.80	18.30	65.05	1021.27
Includes	113.00	117.00	4.00	143.75	1984.13
KP03-11 *	148.90	172.70	23.80	27.04	426.49
Includes	157.40	164.20	6.80	50.87	1063.14
KP03-15 *	26.45	37.60	11.15	36.37	268.11
KP03-18	36.35	47.05	10.70	27.16	363.76
KP03-20	81.50	90.50	9.00	17.35	179.87

KP03-23	161.00	166.20	5.20	18.88	338.79
KP03-28	59.65	70.35	10.70	15.96	245.79
KP03-34						Dyked out
KP03-41	146.50	147.60	1.10	76.37	1522.73	Partly dyked out
KP03-49	74.10	98.60	24.50	41.68	499.18
includes	74.10	77.60	3.50	106.55	1854.37
KP03-53	16.40	21.80	5.40	21.43	204.91
KP03-54	43.90	48.30	4.40	32.23	165.19
KP03-56	60.65	74.00	13.35	45.92	281.86
Note hole 52 abandoned
* previously released holes

The Central Zone occurs over 800 metres of strike length and appears to contain several smaller ore shoots within a lower grade background. The better holes include; hole 39A with 34.72g/t gold and 178.93 g/t silver over 8.45 metres. Hole 27 is an example of a background hole with 6.48g/t gold and 58.01g/t silver over 25.8 metres. Tighter spaced drilling will be carried out at a later date to further define the shoots in this area. Assay results from all holes drilled in the Central Zone are as follows.

CZ HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03-02*	10.70	18.40	7.70	27.04	580.54
includes	10.70	15.30	4.60	39.92	912.26
KP03-14 *	111.85	114.65	2.80	3.44	38.63
KP03-19	181.20	198.70	17.50	9.47	113.64
KP03-21	4.90	8.35	3.45	13.43	146.42
KP03-22	69.10	73.95	4.85	31.74	216.04
KP03-26	101.70	102.70	1.00	2.86	57.34
KP03-27	41.85	67.65	25.80	6.48	58.01
KP03-29A	106.50	113.10	6.60	22.92	288.23
KP03-32	85.10	103.20	18.10	8.40	204.53
Includes	85.10	87.40	2.30	28.46	1127.68
KP03-33	5.40	9.30	3.90	18.05	127.37
KP03-35	63.63	66.90	3.27	4.87	189.10
KP03-39A	42.70	58.4	14.70	21.65	138.71
Includes	47.15	55.60	8.45	34.72	178.93
KP03-43A	57.25	63.80	6.55	18.39	257.21
KP03-55	100.7	105.1	4.40	35.26	122.42
*previously released holes

The North Zone extends at least 250 metres north of 2800 north and remains open. Two holes, 47 and 51A appear to outline the start of another major ore shoot which is open down dip and to the north. Assay results from all holes drilled in the North Zone are as follows.

NZ HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03-12 *	14.20	21.00	6.80	25.72	344.71
KP03-17	48.50	56.30	7.80	14.50	161.34
includes	53.75	56.30	2.55	30.38	348.31
KP03-24	14.30	22.90	8.60	8.93	119.46
KP03-36	118.57	124.70	6.13	22.10	474.32
includes	122.40	124.70	2.30	42.14	937.64
KP03-38	247.00	250.60	3.60	8.58	189.79
KP03-44	103.60	104.70	1.10	15.27	416.79
plus	108.80	113.55	4.75	9.81	81.22	Parallel vein
plus	156.08	158.70	2.62	12.39	316.85	Parallel vein

KP03-47	110.30	127.10	16.80	43.40	330.60
plus	146.90	154.5	7.60	22.06	132.14	Parallel vein
KP03-50	75.50	77.70	2.20	15.17	293.01
plus	81.40	88.40	7.00	8.95	87.99	Parallel vein
plus	108.50	112.20	3.70	16.77	587.35	Parallel vein
KP03-51A	145.80	157.50	11.70	12.97	150.72
Note: hole 48 abandoned.
*previously released holes

The South Zone extends for at least 500 metres to the south and remains open. A third ore shoot appears to be developing around holes 42A and 31 with grades of 33.26 g/t gold and 356.74 g/t silver over 7.5 metres in hole 42A and 14.64 g/t gold and 129.07 g/t silver over 6.8 metres in hole 31. Assay results from all holes drilled in the South Zone are as follows.

SZ HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03-13 *	41.90	43.75	1.85	8.51	62.09
KP03-10 *	23.10	24.10	1.00	5.50	29.40
KP03-16 *	23.80	31.80	8.00	18.08	65.36
plus	41.50	45.20	3.70	9.65	100.93	Parallel vein
KP03-25	74.00	78.60	4.60	6.58	90.41
KP03-30	132.70	136.70	4.00	8.05	86.30
KP03-31	63.40	70.20	6.80	14.64	129.07
KP03-37	24.00	25.70	1.70	4.20	39.95
KP03-40	14.20	16.20	2.00	11.23	497.84
plus	42.80	48.40	5.60	6.70	34.71	Parallel vein
KP03-42A	60.00	67.50	7.50	33.26	356.74
plus	88.40	93.70	5.30	18.05	507.53	Parallel vein
KP03-45	139.45	141.45	2.00	12.31	78.79
plus	143.25	145.25	2.00	10.36	50.45	Parallel vein
KP03-46	296.70	303.0	6.30	8.26	115.47
* previously released holes

These results confirm that the Kupol property hosts a multi-million ounce high grade gold and silver deposit. A total of 26,000 metres of drilling will be completed in 2003, utilizing two Canadian and two Russian drill rigs. The remainder of the drilling will focus on determining the edges of the mineralized zone, further testing to depth, further defining of the high grade ore shoots and drilling the entire zone at 100 metre centres. More assay results will be released as they become available.

In addition to drilling Bema has commenced metallurgical test work, baseline engineering, hydrological and environmental studies on the Kupol project.

The Kupol Project is a joint venture between Bema and the Government of Chukotka. Bema has the option to purchase a 75% interest in the property from the government.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The following table shows the location of the drill holes:

HOLE-ID	LOCATION X	LOCATION Y	LOCATION Z	LENGTH	SECTION	AZIMUTH	DIP
KP03-001	29436362.60	7411833.91	645.30	34.97	1825N	270	-55
KP03-002	29436355.56	7412597.61	654.35	37.82	2600N	270	-55
KP03-003	29436488.52	7411889.59	648.87	178.61	1900N	270	-53
KP03-004	29436480.77	7411989.23	655.21	184.82	2000N	270	-59
KP03-005	29436488.52	7411889.59	648.87	285.93	1890N	270	-67
KP03-006	29436549.44	7411990.17	652.37	273.21	2000N	270	-55
KP03-007	29436350.40	7411683.46	611.28	72.54	1685N	270	-53
KP03-008	29436550.05	7411990.17	652.37	370.33	2000N	270	-69
KP03-009	29436403.86	7411682.16	609.20	132.59	1675N	270	-55
KP03-010	29436252.05	7411265.85	559.04	50.8	1275N	270	-55
KP03-011	29436404.44	7411682.16	609.20	196.8	1675N	270	-69
KP03-012	29436317.71	7412920.75	631.78	49	2925N	270	-55
KP03-013	29436201.25	7411300.08	574.01	67	1300N	270	-55
KP03-014	29436478.92	7412277.39	653.11	160.63	2275N	270	-55
KP03-015	29436363.86	7411744.11	623.03	62.48	1750N	270	-55
KP03-016	29436275.64	7411387.11	570.51	102.8	1390N	270	-55
KP03-017	29436350.00	7412920.00	626.06	80.9	2925N	270	-55
KP03-018	29436335.21	7411604.47	599.90	62.18	1600N	270	-55
KP03-019	29436479.77	7412277.39	652.81	215.49	2275N	270	-74
KP03-020	29436370.26	7411605.45	597.07	99.36	1600N	270	-56
KP03-021	29436386.94	7412270.71	657.17	29.57	2275N	270	-54
KP03-022	29436424.28	7412172.74	659.20	98.45	2175N	270	-54
KP03-023	29436411.35	7411608.22	597.07	189.59	1600N	270	-64
KP03-024	29436345.70	7412824.91	637.28	39.8	2825N	270	-55
KP03-025	29436279.97	7411321.92	560.11	128	1325N	270	-55
KP03-026	29436482.17	7412388.95	651.34	150.9	2400N	270	-55
KP03-027	29436394.82	7412682.67	645.76	104	2675N	270	-55
KP03-028	29436333.26	7411496.32	581.44	99.36	1500N	270	-55
KP03-029	29436435.42	7412550.25	655.88	63.8	2550N	270	-55
KP03-029A	29436436.31	7412550.22	655.86	144.8	2550N	270	-55
KP03-030	29436330.56	7411390.05	566.00	198.7	1400N	270	-60
KP03-031	29436244.03	7411168.11	539.98	131.3	1175N	270	-55
KP03-032	29436413.95	7412683.37	643.78	133.2	2670N	270	-61
KP03-033	29436361.65	7412452.12	661.62	27.7	2450N	270	-55
KP03-034	29436479.99	7411677.82	613.95	351.13	1675N	270	-65
KP03-035	29436412.29	7412450.04	658.78	75.7	2450N	270	-55
KP03-036	29436403.72	7412837.44	629.58	160.6	2825N	270	-55
KP03-037	29436158.82	7411205.00	551.62	68.8	1200N	270	-55
KP03-038	29436450.03	7412922.51	618.53	251.16	2917N	270	-60
KP03-039	29436402.15	7412383.98	656.83	8.2	2375N	270	-55
KP03-039A	29436411.05	7412383.29	657.17	65.1	2375N	270	-55

KP03-040	29436121.74	7411050.03	539.76	80.4	1050N	270	-55
KP03-041	29436388.92	7411495.62	578.92	161.54	1500N	270	-60
KP03-042	29436167.95	7411050.96	539.81	50.5	1050N	270	-55
KP03-042A	29436168.00	7411062.11	537.55	154	1062N	270	-55
KP03-043	29436392.34	7412549.72	656.97	46.3	2550N	270	-55
KP03-043A	29436398.13	7412550.84	656.27	98.5	2550N	270	-55
KP03-044	29436384.27	7412921.92	620.99	194.13	2917N	270	-63
KP03-045	29436322.03	7411264.22	549.99	192.33	1275N	270	-55
KP03-046	29436404.09	7411263.26	544.59	333.15	1275N	270	-55
KP03-047	29436421.08	7413002.94	610.62	190.5	3000N	270	-60
KP03-048	29436504.06	7413002.22	609.66	211.53	3000N	270	-60
KP03-049	29436391.27	7411742.11	624.22	123.75	1750N	270	-65
KP03-050	29436388.21	7412855.11	628.26	155	2850N	270	-55
KP03-051	29436457.81	7413094.39	598.33	35.05	3100N	270	-55
KP03-051A	29436457.81	7413094.39	598.33	175.87	3090N	270	-60
KP03-052	29436428.92	7411741.91	623.96	79.49	1750N	270	-64
KP03-052A	29436423	7411742	624	181.6	1750N	270	-64
KP03-053	29436362.94	7411798.57	637.65	38.1	1800N	270	-54
KP03-054	29436391.91	7411791.35	620.72	68.9	1800N	270	-55
KP03-055	29436422.40	7412599.30	651.47	145.39	2600N	270	-55
KP03-056	29436392.66	7411791.35	620.81	93.27	1800N	270	-70

Bema has installed an on site preparation and fire assay laboratory due to the project's remote location. The lab is managed by an experienced Russian fire assayer and overseen by an independent consultant. Bema has also retained Smee and Associates Consulting Ltd. to ensure the lab is operated to the level of North American standards and that a comprehensive quality control program is run by the lab. The Kupol lab is operated as an independent lab and no Bema personnel are permitted unsupervised access. Drill samples have been prepped on site under the supervision of the independent North American consultant and reviewed on site by Barry Smee who visited the site during lab start-up. Samples are crushed in two passes within a jaw crusher to 80 % passing 2 mm. Approximately 1000 grams are split off the coarse crush and pulverized to 95 % passing 150 mesh. A 200 gram pulverized sample is split and packaged for the analytical lab.

Due to initial problems with the fire assay furnace on site, samples from the first 16 drill holes have been assayed at the Julietta Mine site laboratory. In addition duplicate pulp samples from the first 5 holes are being asssayed in Vancouver by Assayers Labs. All results released in this news release have been validated by our Quality Control Program (QC) which has been designed in concert with Smee and Associates to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration, is the Qualified Person for this exploration project.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.